EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
March 12, 2011

Citizens, Inc. Reports Fourth Quarter and Full-Year 2011 Results
•  Investor conference call scheduled for Tuesday, March 13, at 10 a.m. CDT

AUSTIN, TEXAS (March 12, 2012) – Citizens, Inc. (NYSE: CIA) reported results today for the fourth quarter and full year ended December 31, 2011.

Rick D. Riley, Vice Chairman and President, said, “Our 2011 results are strong considering the economic environment in which all insurance companies have been operating.  For the year, our consolidated life insurance premiums increased 6%, driven largely by strong persistency and continued expansion in our international business, where endowment products continue to grow in popularity.”

Riley added, “Due to the healthy premium growth, we were able to increase invested assets by 15.6% to $839 million from $726 million at year-end 2010.  As a result, we reported investment income growth for the fourth quarter and full year as the higher balances offset the lower yields available in this market.  With our conservative investment philosophy, our portfolio is currently yielding just over 4% compared with 4.3% in 2010.”

(In thousands, except for per share amounts)	Q411	Q410	2011	2010

Premiums	$43,982	42,131	161,395	152,052
Net investment income	$8,032	6,181	30,956	30,077
Net realized investment gains, net	$724	7,364	765	8,012
Change in fair value of warrants	$(318)	(148)	1,136	232
Total revenue	$52,672	55,734	195,013	191,181
Net income applicable to common stock	$1,129	9,055	8,375	15,511
Net income per diluted share of Class A common stock	$0.02	0.19	0.17	0.32
Diluted weighted average shares of Class A common stock	48,958	48,718	48,813	48,688

Operating income	$976	4,416	6,742	10,071

“Further, book value per share of Class A common stock increased 11.8% to $5.12 at December 31, 2011, compared with $4.58 at year-end 2010.  The 2011 year-end book value was up $0.02 from September 30, 2011, due to fluctuations in the market values of bonds in our portfolio,” Riley said.

Riley commented, “Net realized gains on investments were significantly lower than the prior year.  Although we sold previously impaired mutual fund holdings in both years, in 2010 we had additional realized gains on the sale of below investment-grade securities.  The sale of those securities allowed us to recover taxes paid on prior year gains and to accomplish consolidated return tax savings.  Despite the substantial reduction in the number of outstanding warrants during 2011, the fair value change of warrants outstanding had a positive effect on results for both 2011 and 2010.  We expect the 169,482 remaining warrants will either be exercised or expire in 2012.”

Turning to operating income, Riley noted, “By design, our endowment and whole life products should generate equivalent profitability over the long term.  In the near term, however, the strong growth of endowment product sales makes year-over-year comparisons difficult.  The endowment products require initial accumulation of higher reserve balances.  Whole life products, which accumulate initial reserves at a slower pace, were a smaller percentage of new business in 2011.

Reconciliation of Net Income to Operating Income (a non-GAAP measure)
(in thousands, except for per share data)

	Q411	Q410	2011	2010
Net Income	$1,129	9,055	8,375	15,511

Items excluded in the calculation of operating income:
Net realized investment (gains) and losses	$(724)	(7,364)	(765)	(8,012)
Changes in the fair value of warrants	318	148	(1,136)	(232)
Pre tax effect of exclusions	(406)	(7,216)	(1,901)	(8,244)
Tax effect at 35%	253	2,577	268	2,804
Operating income	$976	4,416	6,742	10,071

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

Riley added, “In addition, the prolonged low interest rate environment is affecting our reserve development assumptions.  Because of assumption changes for policies issued in 2011, fourth quarter results reflect an approximately $0.8 million increase in policy reserves and $1.4 million increase in amortization of deferred acquisition costs.  Final assumptions used for the fourth quarter and the full year reflect the lower investment yield that resulted in 2011.”

INSURANCE OPERATIONS

t
Life Insurance - Our Life Insurance segment primarily issues ordinary whole life insurance in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through approximately 2,300 independent marketing consultants, and domestically through almost 300 independent marketing firms and consultants throughout the United States.

o
Premiums – Life insurance premium revenues increased for the fourth quarter and full year of 2011, due to higher international renewal premiums, which have experienced strong persistency as this block of business ages.  First year premiums also increased in the current year, reflecting improved new business performance.  Sales from Colombia, Ecuador, Taiwan, and Venezuela represented the majority of the first year premium increase.  In addition, most of our life insurance policies contain a policy loan provision, which allows the policyholder to utilize cash value of a policy to pay premiums and keep policies in force.  The policy loan asset balance in the life insurance segment increased 10.5% year over year.

o
Benefits and expenses – Life insurance benefits and expenses increased more rapidly than premiums for the fourth quarter and full year of 2011 primarily because endowment products require accumulation of higher reserve balances on the front end when compared to whole life products.  In addition, general expenses increased in 2011 as part of allocations based upon routine time studies, resulting in approximately $1.5 million higher current year expenses versus the prior year. Amortization of deferred acquisition costs decreased by 2.9% as improved persistency lowered amortization but it was largely offset by $1 million of increased amortization expense related to the assumption changes for lower long-term portfolio yield on new issued business.

t
Home Service - Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing approximately 530 employees and independent agents.

o
Premiums – Home service premiums increased 2.7% from the 2010 results, inclusive of a rate increase of approximately 5.8% for Security Plan Fire Insurance Company that became effective January 1, 2011.

o
Benefits and expenses – Home service benefits and expenses increased by 10.4% for the fourth quarter, but were essentially unchanged for the full year of 2011.  Claims and surrenders were down 2.3% from 2010 reported amounts, which had a positive impact on results, as did the lower allocation for general expenses.  Current year results were negatively impacted by an increase in amortization of deferred acquisition expenses resulting from the assumption changes for new issued business relating to the anticipated lower long-term portfolio yield and a high lapse rate experienced in 2011 compared to 2010.

INVESTMENTS

t	Invested assets – Total invested assets grew 15.6% in 2011, reflecting additional premium income from new and renewal business over the past year.

o	Fixed maturity securities represented 88.4% of the portfolio at year-end 2011, compared with 90.4% at year-end 2010.
o
Equity security holdings increased to $46.1 million at year-end 2011 from $23.3 million at year-end 2010 as bond proceeds of approximately $31.5 million were reinvested into bond mutual funds to gain additional yield via shorter duration opportunities.

o	Cash and cash equivalents represented 3.8% of total cash, cash equivalents and invested assets at year-end 2011, down from 6.4% in 2010, reflecting the timing of calls and reinvestment.

t
Investment income – Net investment income increased 29.9% for the quarter ended December 31, 2011, and 2.9% for the full-year.  The gains were primarily due to higher average investment balances that offset the lower yields on invested assets.  The policy loan asset balance increased by 9.8% in 2011, resulting in an increase in policy loan income, a component of investment income.

o
Yield - During 2011, average invested assets increased 10.2% while average yield declined to 4.03% compared with 4.32% in 2010.  The average yield for the quarter ended December 31, 2011, was 4.09% compared to 3.47% for the quarter ended December 31, 2010.

o
Duration - Significant calls by issuers of fixed maturity securities have led to the reinvestment of proceeds at lower yields as market rates have declined.  During 2011, the Company continued significant investment in bonds of U.S. Government-sponsored enterprises.  Additionally, the Company made investments in investment-grade corporate, municipal bonds and shorter duration bond mutual funds to obtain higher yields.  The average maturity of the fixed income bond portfolio was 13.6 years with an estimated effective maturity of 5.7 years as of December 31, 2011.

t
Realized gains – In 2011 and 2010, the Company sold equity mutual funds, which were previously impaired, and other securities for realized gains of $1.3 million and $6.4 million for tax considerations, respectively.  In addition, we realized net gains of $1.3 million in 2010 on sales of securities from an acquired entity that were primarily below investment grade quality.

INVESTOR CONFERENCE CALL

On Tuesday, March 13, Citizens will host a conference call to discuss operating results at 10 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial (888) 637-2456 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2011, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,

	2011	2010	2011	2010
Revenues:
Premiums:
Life insurance	$42,297	40,551	154,778	145,665
Accident and health insurance	410	362	1,561	1,577
Property insurance	1,275	1,218	5,056	4,810
Net investment income	8,032	6,181	30,956	30,077
Realized investment gains, net	724	7,364	765	8,012
Decrease (increase) in fair value of warrants	(318)	(148)	1,136	232
Other income	252	206	761	808
Total revenues	52,672	55,734	195,013	191,181

Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	15,469	14,628	60,056	61,038
Increase in future policy benefit reserves	18,581	15,694	58,264	46,420
Policyholders’ dividends	2,321	2,161	8,072	7,485
Total insurance benefits paid or provided	36,371	32,483	126,392	114,943
Commissions	10,148	10,200	38,374	36,585
Other general expenses	6,511	6,523	26,897	27,085
Capitalization of deferred policy acquisition costs	(7,263)	(8,014)	(29,433)	(27,960)
Amortization of deferred policy acquisition costs	5,371	3,878	18,620	17,840
Amortization of cost of customer relationships acquired	885	747	2,998	3,058

Total benefits and expenses	52,023	45,817	183,848	171,551

Income before income tax expense	649	9,917	11,165	19,630
Income tax expense (benefit)	(480)	862	2,790	4,119
Net income	$1,129	9,055	8,375	15,511

Per Share Amounts:
Basic earnings per share of Class A common stock	$0.01	0.19	0.17	0.32
Basic earnings per share of Class B common stock	$0.01	0.09	0.08	0.16
Diluted earnings per share of Class A common Stock	$0.02	0.19	0.17	0.32
Diluted earnings per share of Class B common Stock	$0.02	0.09	0.08	0.16

Consolidated Statements of Financial Position
December 31,
(In thousands)

Assets	2011	2010

Investments:
Fixed maturities available-for-sale, at fair value (cost: $484,809 and $578,412 in 2011 and 2010, respectively)	$514,253	575,737
Fixed maturities held-to-maturity, at amortized cost (fair value: $230,093 and $79,103 in 2011 and 2010, respectively)	227,500	80,232
Equity securities available-for-sale, at fair value (cost: $45,599 and $19,844 in 2011 and 2010, respectively)	46,137	23,304
Mortgage loans on real estate	1,557	1,489
Policy loans	39,090	35,585
Real estate held for investment (less $1,149 and $1,017 accumulated depreciation in 2011 and 2010, respectively)	8,539	9,200
Other long-term investments	105	148
Short-term investments	2,048	-
Total investments	839,229	725,695
Cash and cash equivalents	33,255	49,723
Accrued investment income	7,787	7,433
Reinsurance recoverable	9,562	9,729
Deferred policy acquisition costs	136,300	125,684
Cost of customer relationships acquired	27,945	31,631
Goodwill	17,160	17,160
Other intangible assets	906	1,019
Federal income tax receivable	901	1,914
Property and equipment, net	7,860	7,101
Due premiums, net (less $1,698 and $1,568 allowance for doubtful accounts in 2011 and 2010, respectively)	9,169	8,537
Prepaid expenses	396	474
Other assets	800	406
Total assets	$1,091,270	986,506

(Continued)

Consolidated Statements of Financial Position, Continued
December 31,
(In thousands)

Liabilities and Stockholders’ Equity	2011	2010

Liabilities:
Future policy benefit reserves:
Life insurance	$697,502	$637,140
Annuities	47,060	42,096
Accident and health	5,612	5,910
Dividend accumulations	10,601	9,498
Premiums paid in advance	25,291	23,675
Policy claims payable	10,020	10,540
Other policyholders’ funds	8,760	8,191
Total policy liabilities	804,846	737,050
Commissions payable	2,851	2,538
Deferred federal income taxes	18,055	9,410
Warrants outstanding	451	1,587
Other liabilities	9,382	8,287
Total liabilities	835,585	758,872
Commitments and contingencies
Stockholders’ equity:
Common stock:
Class A, no par value, 100,000,000 shares authorized, 52,089,189 shares issued and outstanding in 2011 and 2010, including shares in treasury of 3,135,738 in 2011 and 2010	258,548	256,703
Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding in 2011 and 2010	3,184	3,184
Accumulated deficit	(14,208)	(22,581)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	19,172	1,339
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	255,685	227,634
Total liabilities and stockholders’ equity	$1,091,270	986,506